     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2001
                                                           REGISTRATION NO. 333-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                            STILWELL FINANCIAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           DELAWARE                                          43-1804048
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION) (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                         920 MAIN STREET, 21/ST/ FLOOR
                          KANSAS CITY, MISSOURI 64105
                                (816) 218-2400
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 GWEN E. ROYLE
                            STILWELL FINANCIAL INC.
                         920 MAIN STREET, 21/ST/ FLOOR
                          KANSAS CITY, MISSOURI 64105
                                (816) 218-2400
(NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                                     CODE,
                       OF AGENT FOR SERVICE OF PROCESS)

                               ----------------

                                  COPIES TO:

                            JOEL S. KLAPERMAN, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 848-4000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
      If this Registration Statement is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]
      If this Registration Statement is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                        -----------------
                                                   PROPOSED MAXIMUM   PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF        AMOUNT TO BE  OFFERING PRICE PER     AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED     REGISTERED (1) UNIT OR SHARE (2)  OFFERING PRICE (2) REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
  Liquid Yield Option(TM) Notes
  (Zero Coupon -- Senior) due 2031  $930,709,000        75.75%        $705,012,067.50       $176,254
---------------------------------------------------------------------------------------------------------
   Common Stock, $.01 par value         (3)              (3)                (3)               (4)
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(TM)Trademark of Merrill Lynch & Co., Inc.
(1)The Liquid Yield Option(TM) Notes (Zero Coupon -- Senior), or LYONs, were issued at an original price of $741.37 per $1,000 principal at maturity, which represents an aggregate initial offering price of $689,999,731 and a principal amount at maturity of $930,709,000.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and asked prices of the LYONs on the PORTAL system on July 11, 2001.
(3)Includes 15,965,754 shares of common stock issuable upon conversion of the LYONs at the rate of 17.1544 shares of common stock per $1,000 principal amount at maturity of the LYONs. Under Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)Under Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the LYONs because no additional consideration will be received in connection with the exercise of the conversion privilege.

                               ----------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
DATED JULY 13, 2001

                                 $930,709,000

                            STILWELL FINANCIAL INC.

                    LIQUID YIELD OPTION(TM) NOTES DUE 2031
                            (ZERO COUPON -- SENIOR)
                                      AND
              COMMON STOCK ISSUABLE UPON CONVERSION OF THE LYONS

                               ----------------

      We issued the LYONs in a private placement in April 2001 at an issue price of $741.37 per LYON. This prospectus will be used by selling security holders to resell their LYONs and the common stock issuable upon conversion of their LYONs.

      We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on April 30, 2031, the maturity date of the LYONs, holders will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 1.00% per year, calculated from April 30, 2001. The LYONs are unsecured and unsubordinated and rank equal in right of payment to all of our existing and future indebtedness and will be effectively subordinated to all existing and future liabilities of our subsidiaries.

      Prior to maturity, holders may convert their LYONs only (1) if the sale price of our common stock reaches specified thresholds, (2) during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is below a specified level, (3) if the LYONs are called for redemption, or (4) upon the occurrence of certain corporate transactions described in this prospectus. Each LYON is convertible into 17.1544 shares of common stock, subject to adjustments. Our common stock is listed on the New York Stock Exchange under the symbol "SV." On July 12, 2001, the last reported sale price on the NYSE for our common stock was $31.47 per share.

      We will pay contingent interest in cash to the holders of LYONs during any six-month period commencing after April 30, 2006 if the average market price of a LYON for a five-trading-day measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) 0.0625% of the average market price of a LYON for the five-trading-day measurement period. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax considerations relevant to the LYONs beginning on page 38.

      Each holder may require us to repurchase all or a portion of such holder's LYONs on April 30, 2002 at a price of $748.80 per LYON, on April 30, 2004 at a price of $763.89 per LYON, on April 30, 2006 at a price of $779.28 per LYON, on April 30, 2011 at a price of $819.14 per LYON, on April 30, 2016 at a price of $861.03 per LYON, on April 30, 2021 at a price of $905.06 per LYON, or on April 30, 2026 at a price of $951.35 per LYON. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock. In addition, if a change of control of Stilwell were to occur on or before April 30, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash.

      We may redeem for cash all or a portion of the LYONs at any time on or after April 30, 2006 at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of Stilwell."

                               ----------------

      INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS--RISKS RELATED TO THE LYONS" SECTION BEGINNING ON PAGE 18 OF THIS PROSPECTUS.

                               ----------------

      We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling securityholders. The LYONs and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, our shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

                               ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                   The date of this prospectus is   , 2001.

--------
(TM) Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
WHERE YOU CAN FIND MORE INFORMATION....................   1
FORWARD-LOOKING INFORMATION............................   3
SUMMARY................................................   4
RISK FACTORS...........................................  11
USE OF PROCEEDS........................................  20
RATIO OF EARNINGS TO FIXED CHARGES.....................  20
DESCRIPTION OF LYONs...................................  21
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS  38
SELLING SECURITY HOLDERS...............................  43
PLAN OF DISTRIBUTION...................................  45
LEGAL MATTERS..........................................  46
EXPERTS................................................  46

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and business prospects may have changed since that date.

      Liquid Yield Option is a registered trademark of Merrill Lynch & Co.,
Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room  North East Regional Office Midwest Regional Office
450 Fifth Street, N.W.    7 World Trade Center    500 West Madison Street
      Room 1024                Suite 1300               Suite 1400
Washington, D.C. 20549     New York, NY 10048        Chicago, IL 60661

      You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Stilwell, who file electronically with the SEC. The address of the site is www.sec.gov.

      You can also inspect reports, proxy statements and other information about Stilwell at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC. These documents contain important information about us and our finances.

   STILWELL SEC FILINGS (FILE NO. 001-15253)                    PERIOD
-----------------------------------------        ------
Current Report on Form 8-K...................... Filed on July 13, 2001.
Quarterly Report on Form 10-Q................... Fiscal quarter ended March 31, 2001.
Annual Report on Form 10-K...................... Fiscal year ended December 31, 2000.
The description of our common stock as set forth
in our registration statement on Form 10,
including all amendments and reports filed for
the purposes of updating such description....... Declared effective on June 15, 2000.

      All documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs under this document (other than current reports furnished under item 9 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

       Investor Relations
       Stilwell Financial Inc.
       920 Main Street
       21st Floor
       Kansas City, MO 64105-2008
       Tel: (816) 218-2400, Fax: (816) 218-2453
       dpittman@stilwellfinancial.com

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                          FORWARD-LOOKING INFORMATION

      Certain information included or incorporated by reference in this document may be deemed to be "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under "Risk Factors," as well as other factors that our management has not yet identified. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

                                    SUMMARY

      The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Stilwell," "we," "our," and "us" refer to Stilwell Financial Inc. and its consolidated subsidiaries, unless otherwise specified.

                            STILWELL FINANCIAL INC.

      We are a diversified, international financial services holding company that operates through our subsidiaries and affiliates in North America, Europe and Asia, offering a variety of asset management and related financial services to registered investment companies, retail investors, institutions and individuals. Our total assets under management were approximately $257.8 billion on December 31, 2000 and approximately $205.9 billion on March 31, 2001. Our average assets under management totaled approximately $302 billion for the year ended December 31, 2000, approximately $246 billion for the quarter ended March 31, 2001 and approximately $224 billion for the quarter ended June 30, 2001.

      STRATEGY. Our philosophy has been to encourage autonomy by our subsidiaries in the operation of their businesses. We believe that we have established a strong platform to support future growth in revenues, deriving our strength in large part from the experience and capabilities of our subsidiaries and equity investments as full service providers of asset management and related financial services. The strength of our subsidiaries and equity investments is based on experienced investment professionals, solid investment performance results, sophisticated distribution systems, quality customer service, talented support and service staff, product expertise and enhanced technological infrastructure. To encourage growth, we provide equity incentives for key management employees of our principal subsidiaries through the ownership of stock in the enterprises at which they are employed. In addition, we believe that we benefit from the strong brand name recognition of our subsidiaries and affiliates. We intend to support future growth principally by:

       .  maintaining and enhancing our existing client relationships,

       .  generating growth from new and existing clients,

       .  pursuing strategic acquisitions and alliances, and

       .  strengthening our brand names and brand images.

      The primary entities that comprise our company are the following:

      JANUS CAPITAL CORPORATION ("JANUS"), in which we currently hold an approximate 90.3% interest (82.5% as of December 31, 2000), is our principal subsidiary representing approximately 97% of our total assets under management at December 31, 2000, 96% of our revenue and 89% of our net income (exclusive of one-time gains) for the year ended December 31, 2000. Janus reported $210.6 billion in assets under management at June 30, 2001. Janus and its adviser subsidiaries are registered investment advisers of the Janus Investment Fund, Janus Aspen Series, Janus Adviser Series, Janus World Funds Plc and Janus Universal Funds, referred to collectively as the Janus Advised Funds. Additionally, Janus is the adviser or sub-adviser to other investment companies and institutional and individual private accounts, including pension, profit-sharing and other employee benefit plans, trusts, charitable organizations, endowments, foundations and others, referred to collectively as the Janus Sub-Advised Funds and Private Accounts. As of March 31, 2001, Janus had total assets under management of $198.1 billion, of which $163.8 billion were in the Janus Advised Funds and the remainder were in the Janus Sub-Advised Funds and Private Accounts. Janus primarily offers equity portfolios to its investors, which comprised approximately 94% of total assets under management for Janus and its affiliates at March 31, 2001. At that date, funds advised by Janus had approximately six million shareowner accounts. For the five-year period ended March 31, 2001, Janus' total assets under management increased by approximately 460%.

      BERGER LLC ("BERGER"), which managed approximately $7.7 billion as of June 30, 2001, is a subsidiary in which we own 100% of the preferred interests and approximately 87% of the regular interests, and is a registered investment adviser to a group of registered investment companies, referred to collectively as the Berger Advised Funds. Berger also serves as investment sub-adviser to a group of registered investment companies and separate accounts, referred to collectively as the Berger Sub-Advised Funds and Private Accounts. Berger owns 80% of Berger/Bay Isle Corporation ("Berger/Bay Isle"), which acts as investment adviser to privately managed separate accounts. As of March 31, 2001, Berger had total assets under management in all of these funds and accounts of $6.5 billion, of which Berger managed $5.1 billion in the Berger Advised Funds and $1.4 billion in the Berger Sub-Advised Funds and Private Accounts and Berger/Bay Isle separate accounts. As of March 31, 2001, these funds and accounts had more than 265,000 shareowner accounts. For the five-year period ended March 31, 2001, Berger's total assets under management in all of these funds and accounts increased by approximately 91%.

      NELSON MONEY MANAGERS PLC ("NELSON"), our 80% owned subsidiary, provides investment advice and investment management services in the United Kingdom, primarily to individuals who are retired or contemplating retirement. At March 31, 2001, Nelson managed approximately (Pounds)884 million (approximately $1.3 billion at the exchange rate at that date) in assets for nearly 17,150 individuals. For the five-year period ended March 31, 2001, Nelson's total assets under management increased by approximately 108%.

      DST SYSTEMS, INC. ("DST"), a publicly traded company in which we hold an approximate 33% equity interest, together with its subsidiaries and joint ventures, provides information processing, printing and mailing and computer software services and products to mutual funds, investment managers, insurance companies, banks, brokers, communications industries and other service industries.

      HISTORY. Stilwell was formed on January 23, 1998 by Kansas City Southern Industries, Inc. ("KCSI") as a holding company for the group of businesses and investments that comprised the financial services segment of KCSI, including Janus, Berger, Nelson, DST and other miscellaneous subsidiaries and equity investments. KCSI transferred to Stilwell all of its ownership interests in these entities and certain other financial services related assets, and Stilwell assumed all of KCSI's liabilities associated with the assets transferred, effective July 1, 1999. On July 12, 2000, KCSI effected the spin-off of Stilwell through a special dividend of Stilwell common stock distributed to KCSI's common stockholders of record on June 28, 2000. Stilwell entered into various agreements with KCSI to govern some of the limited ongoing relationships between Stilwell and KCSI during a transitional period after the spin-off and to provide for an orderly transition of Stilwell into a separate company.

      Our principal executive offices are located at 920 Main Street, 21/st/ Floor, Kansas City, Missouri. Our telephone number is (816) 218-2400.

                                 THE OFFERING

LYONs                          $930,709,000 aggregate principal amount at
                               maturity of LYONs due April 30, 2031. We will
                               not pay interest on the LYONs prior to maturity
                               unless semiannual interest or contingent
                               interest becomes payable as described below.
                               Each LYON was issued at a price of $741.37 per
                               LYON and a principal amount at maturity of
                               $1,000.
Maturity of LYONs              April 30, 2031.

Yield to Maturity of LYONs
                               The issue price of each LYON represents a yield
                               to maturity of 1.00% per year, computed on a
                               semiannual bond equivalent basis, calculated
                               from April 30, 2001, excluding any contingent
                               interest.
Conversion Rights              For each LYON surrendered for conversion, a
                               holder will receive 17.1544 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.

                               Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.084% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

                               Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is more than three rating subcategories below the initial credit rating assigned to the LYONs. On June 28, 2001, Standard & Poor's assigned an initial credit rating of A- to the LYONs. Accordingly, holders may surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by Standard & Poor's is BB+ or lower. We are currently in the process of applying for a credit rating for the LYONs from Moody's. After the date on which Moody's assigns an initial credit rating to the LYONs, holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by Moody's is more than three rating subcategories below the initial credit rating assigned to the LYONs by Moody's.

                               LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity that have been called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs--Conversion Rights." The ability to surrender LYONs for conversion for any reason will expire at the close of business on April 29, 2031. See "Description of LYONs--Conversion Rights."

Ranking The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries.

Original Issue Discount        We sold our LYONs at an issue price
                               significantly below the principal amount at maturity of the LYONs. This original issue discount will accrue daily at a rate of 1.00% per year beginning on the date of issuance of such LYON, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income on the LYONs, as calculated for United States federal income tax purposes, also referred to herein as tax original issue discount, is expected to exceed the accrued original issue discount. See "Certain United
                               States Federal Income Tax
                               Considerations--Accrual of Interest on the
                               LYONs."

Contingent Interest            We will pay contingent interest in cash to the
                               holders of LYONs during any six-month period from May 1 to October 30 and from October 31 to
                               April 30, commencing May 1, 2006, if the average market price of a LYON for the Applicable Five
                               Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day
                               Period" means the five trading days ending on the second trading day immediately preceding such record date.

                               The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) the amount of regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (2) 0.0625% of such average market price of a

                               LYON for the Applicable Five Trading Day Period referred to above.

                               Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue Discount    The LYONs are debt instruments subject to the
                               contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United State federal income tax purposes. This imputed interest, also referred to herein as tax original issue discount, will accrue at a rate currently estimated at 7.51% per year, computed on a semiannual bond equivalent basis, which represents the yield we believe we would pay, as of the original issue date of the LYONs, on noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount accrues for United States federal income tax purposes exceeds the stated yield of 1.00% for the accrued original issue discount. Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments.

                               You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption of a LYON, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations."

Sinking Fund                   None.

Redemption of LYONs at the
  Option of Stilwell           We may redeem all or a portion of the LYONs for
                               cash at any time on or after April 30, 2006, at the redemption prices set forth in this prospectus. See "Description of
                               LYONs--Redemption of LYONs at the Option of Stilwell."

Purchase of LYONs by
  Stilwell at the Option of
  the Holder                   Holders may require us to purchase all or a
                               portion of their LYONs:

                                . on April 30, 2002 at a price of $748.80 per LYON;

                                .  on April 30, 2004 at a price of $763.89 per
                                   LYON:

                                . on April 30, 2006 at a price of $779.28 per LYON;

                                . on April 30, 2011, at a price of $819.14 per LYON;

                                . on April 30, 2016, at a price of $861.03 per LYON;

                                . on April 30, 2021, at a price of $905.06 per LYON; and

                                . on April 30, 2026, at a price of $951.35 per LYON.

                               We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See "Description of LYONs--Purchase of LYONs by Stilwell at the Option of the Holder."

Change in Control              Upon a change in control of Stilwell occurring
                               on or before April 30, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of purchase. See
                               "Description of LYONs--Change in Control Permits
                               Purchase of LYONs by Stilwell at the Option of the Holder."

Optional Conversion to
  Semiannual Coupon Notes
  Upon Tax Event               From and after the occurrence of a Tax Event, as
                               described in this prospectus, at the option of Stilwell, interest instead of future original issue discount shall accrue on each LYON from the option exercise date at 1.00% per year on the restated principal amount and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price shall be adjusted, and no future contingent interest will be paid on the LYONs. However, other cash interest may be payable as a result of a failure to timely make effective a shelf registration statement. There would be no changes in the holder's conversion rights.

Events of Default              If there is an event of default on the LYONs,
                               the issue price of the LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances. See ''Description of
                               LYONs--Events of Default.''

Use of Proceeds                We will not receive any of the proceeds from the
                               sale by any selling security holder of the LYONs or of the shares of common stock issuable upon conversion of the LYONs. See "Use of Proceeds."

DTC Eligibility                The LYONs were issued in book-entry form and are
                               represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of
                               LYONs--Book-Entry System."

Trading The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. However, LYONs sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any national securities exchange. Our common stock is traded on the New York Stock Exchange under the symbol "SV."

                                 RISK FACTORS

      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION WITH THE OTHER INFORMATION CONTAINED IN OR INCORPORATED INTO THIS PROSPECTUS BEFORE PURCHASING THE LYONS.

                         RISKS RELATED TO OUR BUSINESS

ANY DECREASE IN THE VALUE OF OUR ASSETS UNDER MANAGEMENT WILL ADVERSELY AFFECT OUR REVENUES AND PROFITS.

      Because most of our revenues are related directly to the value of the assets under management by our subsidiaries Janus, Berger and Nelson, any decline in the value or amount of those assets will have an adverse effect on our revenues. Assets under management may decline for various reasons, many of which are not under our control. Factors that could decrease our assets under management (and therefore our revenues) include the following:

       . DECLINES IN THE MARKET VALUE OF THE ASSETS IN THE FUNDS AND ACCOUNTS MANAGED BY JANUS, BERGER OR NELSON. This could be caused by price declines in the securities markets generally, the market segments in which those assets are concentrated or the specific securities in which Janus, Berger or Nelson have invested. Our subsidiaries' assets under management are concentrated in the U.S. equity markets and to a lesser extent in the international equity markets. The effect of market price declines will be compounded if the funds and accounts managed by our subsidiaries underperform the applicable market or segment.

       . REDEMPTIONS AND OTHER WITHDRAWALS FROM THE FUNDS AND ACCOUNTS MANAGED BY JANUS, BERGER OR NELSON. This could be caused by investors reducing their investments in mutual funds in general or in the market segments that are the focus of our subsidiaries (in response to adverse market conditions or to pursue other investment opportunities, for example); investors taking profits from their investments; or poor investment performance of the funds and accounts managed by our subsidiaries, which could cause investors to move their cash to other managers.

      Favorable performance by the U.S. securities markets over the last several years has attracted a substantial inflow of investments to the U.S. mutual fund industry and resulted in significant appreciation in the market value of the assets held by funds during the period. During this period, Janus has generally also achieved favorable performance relative to the market as a whole. Primarily as a result of these factors, the assets under management by Janus and Berger have increased significantly and our profitability has grown. However, the growth rates of our subsidiaries and equity investments has varied from year to year, and we do not currently expect the high average growth rates sustained in the recent past to continue for the foreseeable future. For example, our subsidiaries' assets under management declined by (a) 18% from the end of the third quarter of 2000 to the end of the fourth quarter due to market depreciation of $57.0 billion and net cash outflows of approximately $789 million and (b) 20% from the end of the fourth quarter of 2000 to the end of the first quarter of 2001 due to market depreciation of $48.3 billion and net cash outflows of approximately $3.6 billion. In part, this reflects the net effect of the widely varied fourth quarter 2000 and first quarter 2001 performance of key market indices (e.g., with respect to the fourth quarter 2000, an approximate 33% decline in the Nasdaq, an approximate 8% decline in the Russell 2000 and an approximate 1% increase in the Dow Jones Industrial Average and, with respect to the first quarter 2001, an approximate 25% decline in the Nasdaq, an approximate 7% decline in the Russell 2000 and an approximate 8% decline in the Dow Jones Industrial Average). Average assets under management declined by 12% in the fourth quarter of 2000 compared to the third quarter, by 13% for the first quarter of 2001 as compared to the fourth quarter of 2000, and declined by a further 9% for the second quarter of 2001 as compared to the first quarter of 2001. There can be no assurance that similar decreases will not continue in future periods. In addition, in 2000, Janus closed five funds to new investors, including its flagship Janus Fund, which could affect cash flows for Janus.

      The results of DST are also subject to the performance of the U.S. mutual fund industry because DST derives a substantial portion of its revenues from the delivery of services and products to U.S. mutual fund industry clients. Any event affecting the mutual fund industry that results in a significant decline in the number of shareowner accounts could have a material adverse effect on DST's business.

      For any period in which our revenues decline, our profits and profit margins may decline by a greater proportion because certain of our expenses remain relatively fixed.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE SUCCESS.

      The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse impact on our business, financial condition, results of operations and business prospects. As with other investment management businesses, our future performance depends to a significant degree upon the continued contributions of certain officers, portfolio managers and other key management personnel. Our business is also similar to other investment management businesses in that it is dependent on our ability to attract, retain and motivate highly skilled, and often highly specialized, technical and management personnel. Furthermore, in September 2000, James P. Craig, III, the former chief investment officer, director of research and the expected successor of Thomas H. Bailey at Janus, departed and a succession plan has not yet been fully developed. Mr. Bailey is the founder, president, chief executive officer and chairman of the board of Janus. We cannot assure you that an adequate succession plan will be effected or that the loss of Mr. Bailey's services for any reason would not have an adverse effect on us. Relations between Janus and us were strained primarily as a result of disagreements over the structure of the spin-off of our company to KCSI's common stockholders that was completed on July 12, 2000. Continuation of these strained relations could result in the loss of key Janus employees or other management personnel or impair our ability to attract new personnel. See "Risk Factors--Continuation of strained relations between Janus management and us could have a material adverse effect on us."

INCREASED COMPETITION COULD REDUCE THE DEMAND FOR OUR PRODUCTS AND SERVICES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS PROSPECTS.

      We are subject to substantial and growing competition in all aspects of our business. Such competition could reduce the demand for our products and services and could have a material adverse effect on our business, financial condition, results of operations and business prospects. Janus and Berger compete with hundreds of other mutual fund management distribution and service companies that distribute their fund shares through a variety of methods, including affiliated and unaffiliated sales forces, broker-dealers, and direct sales to the public. Nelson competes in the United Kingdom with other money managers in obtaining new client business. DST competes with third party providers, in-house systems and broker-dealers for the provision of processing services. Although no one company or group of companies dominates the financial services industry, many are larger, better known, have greater resources or broader distribution channels and offer investors a more diverse group of funds to choose from, than we do. We believe that competition in the mutual fund industry will increase as a result of increased flexibility afforded to banks and other financial institutions to sponsor mutual funds and distribute mutual fund shares and as a result of consolidation and acquisition activity within the industry. In addition, the mutual fund industry, in general, faces significant competition as the number of mutual funds continues to increase, marketing and distribution channels become more creative and complex, and investors place greater emphasis on published fund recommendations and investment category rankings. Barriers to entry to the investment management business are relatively few, and we anticipate that Janus, Berger and Nelson will face a growing number of competitors. The mutual fund industry as a whole also faces increasing competition from broker-dealers, banks and other intermediaries that are aggressively promoting various technologies and services to facilitate portfolio planning and direct securities investments by customers.

OUR CREDIT FACILITIES IMPOSE RESTRICTIONS ON OUR ABILITY TO CONDUCT BUSINESS AND MAY NOT BE SUFFICIENT TO SATISFY OUR CAPITAL AND OPERATING REQUIREMENTS.

      Our credit facilities impose restrictions on our ability to conduct business and may not be sufficient to satisfy our capital and operating requirements. These credit facilities contain covenants that, among other things, restrict our ability to transfer assets, merge, incur debt, create liens and enter into transactions with affiliates. In addition, the credit facilities require us to maintain specified financial ratios, including maximum leverage, minimum net worth and fixed charge coverage, minimum assets under management and certain liquidity requirements. Our ability to comply with such provisions may be affected by events beyond our control. The breach of any of these covenants would result in a default under the credit facilities. In the event of any such default, lenders party to the credit facilities could elect to declare all amounts borrowed under the credit facilities, together with accrued interest and other fees, to be due and payable. If any indebtedness under the credit facilities is accelerated, we may not have sufficient assets to repay such indebtedness in full.

      The timing of our future capital requirements will depend on a number of factors, including our ability to successfully implement our business strategy. We may require additional capital sooner than anticipated to the extent that our operations do not progress as anticipated or if Mr. Bailey exercises his put rights under the Janus Stock Purchase Agreement requiring us to purchase his remaining shares of Janus common stock. To the extent our credit facilities and our cash on hand in the future is not sufficient to fund general business operations and these purchase obligations as well as our other cash requirements, we would have to seek additional capital which may not be available on acceptable terms, or at all. If additional capital were not available, we would have to sell some of our assets that could include a portion of our approximate 33% interest in DST (subject to restrictions set forth under our existing credit facilities). See "Risk Factors--We may be required to purchase Janus common stock and may not have sufficient funds for such purpose" in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and Form 10-Q for the quarter ended March 31, 2001 incorporated in this prospectus by reference.

OUR BUSINESS IS SUBJECT TO PERVASIVE REGULATION WITH ATTENDANT COSTS OF COMPLIANCE AND SERIOUS CONSEQUENCES FOR VIOLATIONS.

      Virtually all aspects of our business are subject to various laws and regulations. Violations of such laws or regulations could subject us and/or our employees to disciplinary proceedings or civil or criminal liability, including revocation of licenses, censures, fines or temporary suspension or permanent bar from the conduct of our business. Any such proceeding or liability could have a material adverse effect upon our business, financial condition, results of operations and business prospects. These laws and regulations generally grant regulatory agencies and bodies broad administrative powers, including, in some cases, the power to limit or restrict us from operating our businesses in the event we fail to comply with such laws and regulations. Due to the extensive regulations and laws to which we are subject, our management is required to devote substantial time and effort to legal and regulatory compliance issues.

      In addition, the regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

OUR BUSINESS IS VULNERABLE TO FAILURES IN SUPPORT SYSTEMS AND CUSTOMER SERVICE FUNCTIONS WHICH COULD LEAD TO LOSS OF CUSTOMERS OR CLAIMS AGAINST US.

      The ability to consistently and reliably obtain securities pricing information, process shareholder transactions and provide reports and other customer services to the shareholders of funds managed by Janus, Berger and Nelson and to the customers of DST is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing shareholder transactions or providing reports, and any inadequacies in other customer service, could alienate customers and potentially give rise to claims against Janus, Berger, Nelson or DST. The customer service capability of Janus, Berger, Nelson and DST, as well as their ability to obtain prompt and accurate securities pricing information and to process shareholder transactions and reports, are highly dependent on communications and information systems and on third party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in our operations. Furthermore, in response to slowing customer demand, Janus recently announced that it has cut an aggregate of approximately 1,050 customer support positions, an approximate 34% decrease in its operations workforce since January 1, 2001. These cuts will cause Janus to place greater reliance on its automated customer service systems, thereby increasing the related risks if such systems were to fail.

CERTAIN AGREEMENTS PROVIDE THE CHIEF EXECUTIVE OFFICER OF JANUS SUBSTANTIAL INFLUENCE OVER JANUS.

      Thomas H. Bailey has substantial influence over Janus, our most significant subsidiary, and his interest may conflict with our interests and our investors' interests. The Janus Stock Purchase Agreement provides that so long as Mr. Bailey is a holder of at least 5% of the shares of Janus and continues to be employed as president or chairman of the board of Janus, he shall continue to establish and implement policy with respect to the investment advisory and portfolio management activity of Janus. In furtherance of such objective, such agreement provides that, so long as both the ownership threshold and officer status conditions described above are satisfied, in those circumstances we will vote our shares of Janus common stock to elect directors of Janus, at least the majority of whom are selected by Mr. Bailey, subject to our approval, which approval may not be unreasonably withheld (the "Janus Board Selection Rights"). The agreement also provides that any change in management philosophy, style or approach with respect to investment advisory and portfolio management policies of Janus shall be mutually agreed upon by us and Mr. Bailey. After our purchase of 600,000 shares of Janus common stock from Mr. Bailey on May 1, 2001 as described in our quarterly report on Form 10-Q for the quarter ended March 31, 2001, Mr. Bailey continues to own approximately 6.2% of the common stock of Janus. Accordingly, Mr. Bailey retains his rights under the Janus Stock Purchase Agreement.

      In addition, Janus is party to employment and other agreements with certain key employees of Janus that provide that in the event that (i) Mr. Bailey or an individual mutually agreed to by Mr. Bailey and the board of directors of Janus, no longer serves as the chief executive officer of Janus, or (ii) Mr. Bailey ceases to have the Janus Board Selection Rights, these employees would be entitled to additional benefits following certain terminations of their employment and additional vesting of certain restricted shares of Janus common stock.

OUR BUSINESS IS DEPENDENT ON INVESTMENT ADVISORY AGREEMENTS THAT ARE SUBJECT TO TERMINATION OR NON-RENEWAL.

      Most of the revenues of Janus and Berger are derived pursuant to investment advisory agreements with their respectively managed mutual funds and other separate and private accounts. Any termination of or failure to renew a significant number of these agreements could have a material adverse impact on Janus or Berger. With respect to agreements with mutual funds, these investment advisory agreements may be terminated by either party with notice, are terminated in the event of an "assignment" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")), and must be approved and renewed annually by the disinterested members of each fund's board of directors or trustees, or its shareowners, as required by law. In addition, the board of trustees or directors of certain funds and separate and private accounts of Janus and Berger generally may terminate these investment advisory agreements upon written notice for any reason.

      Generally, any change in control of Janus or Berger would constitute an "assignment" under the 1940 Act. Under certain circumstances, a material reduction in the ownership of Janus common stock by Mr. Bailey or his departure from Janus by removal, death, or resignation could be a change of control, resulting in an assignment, because of the Janus Board Selection Rights provided under the Janus Stock Purchase Agreement. Under the 1940 Act, "control" is defined as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with the company." The 1940 Act establishes a presumption that any person who owns less than 25% of the voting securities of a company does not control that company. Because Mr. Bailey owns less than 25% of Janus, he is presumed to not control Janus. That presumption can be rebutted by evidence but, under the 1940 Act, it continues until the SEC issues an order determining that the presumption has been rebutted. The SEC has issued such an order in the past with regard to a holder of less than 25% of the voting securities of a company, but on facts much different from Mr. Bailey's circumstances. The SEC has not issued such an order with respect to Mr. Bailey and it is unclear whether it would do so. If the SEC were to issue such an order, Mr. Bailey's departure from Janus, or a material reduction in his ownership of Janus common stock which would eliminate his Janus Board Selection Rights, could be deemed a change in control of Janus. Such a change in control would result, under the 1940 Act and under the Investment Advisers Act of 1940 (the "Advisers Act"), in an assignment and termination of Janus' investment advisory agreements, requiring approval of fund shareowners and other advisory clients to obtain new agreements. See "Risk Factors--We may be required to purchase Janus common stock and may not have sufficient funds for such purchase."

OUR BUSINESS IS SUBJECT TO INTERNATIONAL MARKET RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Certain portions of the managed portfolios of Janus and Berger as well as assets managed by Nelson are invested from time to time in various securities of corporations located or doing business in foreign trading markets and developing regions of the world commonly known as emerging markets. We believe that in the future our investments in international markets will become a larger percentage of assets under management by our subsidiaries. These portfolios and assets, and revenues derived from the management of such portfolios and assets, are subject to various risks that could have a material adverse effect on our business, financial condition and results of operations. Such risks include unfavorable political and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, expropriation, nationalization, confiscation of assets and changes in legislation relating to foreign ownership. In addition, foreign trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile.

ACQUISITIONS, WHICH ARE PART OF OUR BUSINESS STRATEGY, INVOLVE INHERENT RISKS THAT COULD RESULT IN ADVERSE EFFECTS ON OUR OPERATING RESULTS AND FINANCIAL CONDITION AND DILUTE THE HOLDINGS OF CURRENT STOCKHOLDERS.

      As part of our business strategy, we intend to consider acquisitions of similar or complementary businesses. If we are not correct when we assess the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates or if we are not successful in integrating the operations of the acquired businesses, we may not achieve the expected return on our investment in the acquired businesses, which could have a material adverse effect on our operating results and financial condition. Any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include, among others:

       . potential exposure to unknown liabilities of acquired companies and to acquisition costs and expenses,

       . the difficulty and expense of integrating the operations and personnel of the acquired companies,

       . the potential disruption to the business of the combined company and potential diversion of management's time and attention,

       . the impairment of relationships with and the possible loss of key employees and clients as a result of the changes in management,

       .  the occurrence of amortization expense, and

       . potential dilution to our stockholders if the acquisition is made for stock of our company.

      In addition, the products and technologies of acquired companies may not be effectively assimilated into our business and product offerings and service capabilities of the combined company may not have a positive effect on the combined company's revenues or earnings. The combined company may also incur significant expense to complete the acquisitions and to support the acquired products and businesses. Further, any such acquisitions may be funded with cash, debt or equity or some combination of such consideration, which could have the effect of diluting or otherwise adversely affecting the holdings or the rights of our stockholders. Finally, we may not be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms or in a timely manner.

ANTITAKEOVER PROVISIONS: PROVISIONS OF OUR GOVERNING DOCUMENTS AND OUR RIGHTS PLAN COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, THEREBY ENTRENCHING CURRENT MANAGEMENT AND POSSIBLY DEPRESSING THE MARKET PRICE OF OUR COMMON STOCK.

      Provisions of our certificate of incorporation, bylaws and shareholders' rights plan and restrictions relating to the IRS tax ruling received in connection with the spin-off of our company from KCSI are antitakeover in nature and may delay or make more difficult acquisitions or changes in control of our company, thereby entrenching current management and possibly depressing the market price of our common stock. For example, our certificate of incorporation and bylaws authorize blank series preferred stock, require a supermajority stockholder vote for approval of certain types of business combinations, establish a staggered board of directors and impose certain procedural and other requirements for some corporate actions. Our shareholders' rights plan could significantly dilute the interest in our company of persons seeking to acquire control of us without prior approval of our board of directors. Also see "Risk Factors--We may be required to sell our Janus common stock and such sale could have a material adverse effect on our business, financial condition and results of operations" for a discussion of provisions under the Janus Stock Purchase Agreement that could require us to sell our Janus common stock to Mr. Bailey and the other minority stockholder party to such agreement upon a Change in Ownership of Stilwell.

CONTINUATION OF STRAINED RELATIONS BETWEEN JANUS MANAGEMENT AND US COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

      Relations between us and the management of our key subsidiary, Janus, were strained, primarily as the result of disagreements over the structure of the spin-off of our company from KCSI. Prior to the spin-off, a number of minority stockholders and employees of Janus, including members of Janus' management, its chief executive officer, its former chief investment officer, five of the six directors of Janus and others proposed that KCSI consider a spin-off of Janus in addition to the spin-off of our company. This proposal was ultimately rejected by KCSI. Press reports appeared in which certain Janus employees expressed objections to the Stilwell spin-off and other disagreements with our structure and direction. While we have attempted to resolve some of these disagreements, not all disagreements have been resolved. Continuation of these strained relations could result in the loss of key Janus employees and Janus management, which could have a material adverse effect on us. The portfolio managers and other key employees of Janus are not subject to any noncompete agreements that would preclude them from participating in a competing financial services business, although they are subject to agreements that prohibit them for a specific period of time following the end of their employment from soliciting any investment advisory or investment management clients of Janus or hiring or soliciting employees to leave the employ of Janus. It is also possible that the publicity surrounding the disagreements between us and members of Janus' management and employees could have an adverse effect on Janus' business and on our ability to attract or retain qualified personnel. See "Risk Factors--If we are unable to attract and retain key personnel, it could have a material adverse effect on our future success."

WE MAY BE REQUIRED TO PURCHASE JANUS COMMON STOCK AND MAY NOT HAVE SUFFICIENT FUNDS FOR SUCH PURCHASE.

      Pursuant to the Janus Stock Purchase Agreement, Mr. Bailey can require us to buy any of his remaining 600,000 shares of Janus common stock at any time at a purchase price per share equal to fifteen times the net after-tax earnings per share of Janus common stock for the immediately preceding calendar year. If we were required to make such purchases based on the value of Janus' common stock at a fifteen times multiple as of December 31, 2000, we would be required to pay approximately $603 million.

      In addition, under the Janus Stock Purchase Agreement and other agreements with the other minority stockholders of Janus, we may be required to purchase the interests in Janus owned by these minority stockholders upon certain changes in ownership of KCSI, in the case of the minority stockholders not parties to the Janus Stock Purchase Agreement, or our company, in the case of Mr. Bailey and the other stockholder party to the Janus Stock Purchase Agreement. If we were required to make any such purchases upon a change of control, based on the value of the stock at a fifteen times multiple as of June 30, 2001, we would be required to pay approximately $873 million.

      To the extent that available credit facilities and existing cash balances were insufficient to fund our purchase obligations, we would have to raise additional financing which might not be available at acceptable terms or at all. If adequate financing were not available, we would have to sell some of our assets that could include a portion of our approximate 33% investment in DST (subject to restrictions under our existing credit facilities). Furthermore, if Mr. Bailey were to exercise his put rights to the extent that his interest in Janus fell below 5%, his Janus Board Selection Rights would terminate. This in turn might be deemed to constitute a change of control, which would result in an assignment and termination of Janus' investment advisory agreements. See "Risk Factors--Our business is dependent on investment advisory agreements that are subject to termination or non-renewal."

WE MAY BE REQUIRED TO SELL OUR JANUS COMMON STOCK AND SUCH SALE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Under the Janus Stock Purchase Agreement, upon the occurrence of a Change in Ownership (as defined below) of Stilwell, we may be required to sell our stock of Janus to Mr. Bailey and the other minority stockholder party to that agreement, or to purchase such holders' Janus stock. A Change in Ownership of Stilwell is deemed to occur if (i) a person or entity without our prior approval acquires a significant percentage of stock with the intent to acquire control of Stilwell or (ii) upon certain changes in the composition of Stilwell's board of directors. The payment of dividends by Janus is our primary source of cash. During the year ended December 31, 2000, we received $252.3 million in dividends from Janus. Additionally, Janus represented approximately 96% of our revenues and approximately 89% of our net income for the year ended December 31, 2000, exclusive of certain one-time gains during the year. A sale of all or substantially all of our interests in Janus could have a material adverse effect on our business, financial condition and results of operations.

OUR INABILITY TO ACCESS CLIENTS THROUGH THIRD PARTY DISTRIBUTION CHANNELS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS PROSPECTS.

      Our ability to market our mutual funds, subadvisory and investment services is partly dependent on access to the client base of insurance companies, defined contribution plan administrators, securities firms, banks and other intermediaries. These various intermediaries generally offer their clients various investment products in addition to, and in competition with, ours. Further, our private accounts business utilizes referrals from financial planners and professional investment advisers, accountants, attorneys and other professionals. We cannot be certain that we will continue to have access to these third party distribution channels and an inability to do so could have a material adverse effect on our business, financial condition, results of operations and business prospects.

OUR INTERCOMPANY AGREEMENT AND TAX DISAFFILIATION AGREEMENT WITH KCSI CONTAIN INDEMNIFICATION OBLIGATIONS THAT WE MAY NOT BE ABLE TO SATISFY, AND WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

      In connection with the spin-off of Stilwell to KCSI's common stockholders, we entered into an intercompany agreement and a tax disaffiliation agreement with KCSI. These agreements contain provisions that allocate responsibility between KCSI and us for various liabilities and obligations. Among other things, these agreements provide that each party will indemnify the other against certain claims relating to, or taxes attributable to, their respective businesses before and after the spin-off. The tax disaffiliation agreement also addresses the liabilities and obligations of each party with respect to taxes and claims relating to the tax ruling from the IRS in connection with the spin-off. Our ability to indemnify KCSI and KCSI's ability to indemnify us should we or KCSI be required to do so will depend on the financial strengths of us and KCSI. We may not be able to fund such indemnities should they arise and KCSI may not have the funds to indemnify us, either of which, could have a material adverse effect on us.

WE HAVE A SIGNIFICANT NUMBER OF AUTHORIZED BUT UNISSUED SHARES THAT, IF ISSUED, COULD DILUTE THE EQUITY INTERESTS OF OUR EXISTING STOCKHOLDERS AND HAVE AN ADVERSE EFFECT ON OUR EARNINGS PER SHARE.

      We are authorized to issue 1,000,000,000 shares of common stock. As of June 30, 2001, there were 224,790,650 shares of our common stock issued and 219,559,642 shares of our common stock outstanding. Subject to applicable legal, stock exchange and other regulatory requirements, our board of directors has full discretion to issue shares of our common stock. If we were to issue more shares of our common stock after this offering, your equity interests in us upon conversion of the LYONs would be diluted and your earnings per share of our common stock would be adversely affected.

VARIOUS FACTORS MAY PREVENT US FROM DECLARING OR PAYING DIVIDENDS.

      Our board of directors has full discretion to determine whether we pay dividends in any given year. Various factors may prevent us from paying dividends to our stockholders. These factors include our financial position, capital requirements and liquidity, our stock repurchase program, contractual and legal requirements, results of operations and any other considerations that our board of directors considers relevant. In addition, we are a holding company and our ability to pay dividends is dependent on the dividends and income that we receive from our subsidiaries. Currently, our primary source of cash is dividends received from Janus. Janus is also the primary source of our revenues. The payment of dividends by Janus is subject to the discretion of its board of directors, a majority of which is nominated by Mr. Bailey. Janus' board of directors could determine in their discretion that Janus will not pay dividends in any given year.

                          RISKS RELATED TO THE LYONS

AN ACTIVE TRADING MARKET FOR THE LYONS MAY NOT DEVELOP.

      There is currently no public market for the LYONs. The LYONs will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our common stock and our performance and other factors.

WE MAY NOT HAVE THE FUNDS NECESSARY TO PURCHASE LYONS AT THE OPTION OF THE HOLDERS OR UPON A CHANGE IN CONTROL.

      On April 30, 2002, 2004, 2006, 2011, 2016, 2021 and 2026, holders of
LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. We may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See "Description of LYONs--Purchase of LYONs by Stilwell at the Option of the Holder."

      In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before April 30, 2006, we would be required to offer to purchase for cash all outstanding LYONs. However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our credit facilities or other indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture. See "Description of LYONs--Change in Control Permits Purchase of LYONs by Stilwell at the Option of the Holder."

FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, YOU WILL BE REQUIRED TO INCLUDE AMOUNTS OF INCOME IN ADVANCE OF YOUR RECEIPT OF CASH ATTRIBUTABLE THERETO AND IN EXCESS OF THE YIELD TO MATURITY OF THE LYONS.

      The LYONs will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include interest with respect to the LYONs in your income.

      The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS.

      The LYONs are obligations exclusively of Stilwell. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries, primarily Janus. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. See "Risk Factors--Various factors may prevent us from declaring or paying dividends."

      Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, the LYONs are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling security holders of the LYONs or the underlying common stock.

                      RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                            FISCAL YEAR ENDED,
                     ---------------------------------------------------------------- THREE MONTHS ENDED,
                     DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,      MARCH 31,
                         1996         1997         1998         1999         2000            2001
                     ------------ ------------ ------------ ------------ ------------ -------------------
Ratio of earnings to
  fixed charges.....    15.98        15.04        22.42        47.14        75.94            26.64


      These ratios include Stilwell and its consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings of unconsolidated affiliates plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. Stilwell has assumed that one-third of rental expense is representative of the interest factor.

                             DESCRIPTION OF LYONS

      We issued the LYONs under an indenture, dated April 30, 2001, between us and The Chase Manhattan Bank, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" and "Stilwell" do not include any current or future subsidiary of Stilwell.

GENERAL

      We issued $930,709,000 aggregate principal amount at maturity on April 30, 2001 in a private placement. The LYONs will mature on April 30, 2031. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      We sold the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any. Each LYON was issued at an issue price of $741.37 per LYON. The LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount is on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months. The commencement date for the accrual of original issue discount was April 30, 2001.

      The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders are required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount accrues exceeds the stated yield of 1.00% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

      Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON causes original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

      LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

BOOK-ENTRY SYSTEM

      The LYONs are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Stilwell and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

      LYONs represented by one or more global securities are exchangeable for certificated securities in registered form with the same terms only if:

       . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

       . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

       .  a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

RANKING OF LYONS

      The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company, and the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations and those of our subsidiaries.

CONVERSION RIGHTS

      The initial conversion rate is 17.1544 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

      CONVERSION BASED ON COMMON STOCK PRICE. Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.084% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

      The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the particular calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by 0.084% per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2031 is $64.08.

                                            (3)
                      (1)                CONVERSION
                    ACCRETED     (2)      TRIGGER
                   CONVERSION APPLICABLE   PRICE
 QUARTER*            PRICE    PERCENTAGE (1) X (2)
--------           ---------- ---------- ----------
2001
   Third Quarter..   $43.30     120.00%    $51.95
   Fourth Quarter.    43.40     119.92%     52.05
2002
   First Quarter..    43.51     119.83%     52.14
   Second Quarter.    43.62     119.75%     52.23
   Third Quarter..    43.73     119.66%     52.33
   Fourth Quarter.    43.84     119.58%     52.42
2003
   First Quarter..    43.95     119.50%     52.52
   Second Quarter.    44.06     119.41%     52.61
   Third Quarter..    44.17     119.33%     52.70
   Fourth Quarter.    44.28     119.24%     52.80
2004
   First Quarter..    44.39     119.16%     52.89
   Second Quarter.    44.50     119.08%     52.99
   Third Quarter..    44.61     118.99%     53.08
   Fourth Quarter.    44.72     118.91%     53.18
2005
   First Quarter..    44.83     118.82%     53.27
   Second Quarter.    44.95     118.74%     53.37
   Third Quarter..    45.06     118.66%     53.46
   Fourth Quarter.    45.17     118.57%     53.56
2006
   First Quarter..    45.28     118.49%     53.66
   Second Quarter.    45.40     118.40%     53.75

--------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

      CONVERSION BASED ON CREDIT RATINGS. On the date the LYONs were originally issued, the LYONs did not have credit rating assigned to them. The indenture governing the LYONs provides that after the date on which either Moody's or Standard & Poor's assigns an initial credit rating to the LYON, holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is more than three rating subcategories below the initial credit rating assigned to the LYONs. On June 28, 2001, Standard & Poor's assigned an initial credit rating of A to the LYONs. Accordingly, holders may surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by Standard & Poor's is BB+ or lower. We are currently in the process of applying for a credit rating for the LYONs from Moody's. After the date on which Moody's assigns an initial credit rating to the LYONs, holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by Moody's is more than three rating subcategories below the initial credit rating assigned to the LYONs by Moody's.

      CONVERSION UPON NOTICE OF REDEMPTION. A holder may surrender for conversion a LYON that has been called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      CONVERSION UPON OCCURRENCE OF CERTAIN CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock of Stilwell would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Stilwell or another person that the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Purchase of LYONs by Stilwell at the Option of the Holder."

      On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semiannual interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

       . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

       . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

      As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. LYONs that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

      If contingent or semiannual interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, such LYONs upon surrender must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      To convert a LYON into shares of common stock, a holder must:

       . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

       .  surrender the LYON to the conversion agent;

       . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

       .  if required, pay all transfer or similar taxes.

      Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      The conversion rate will be adjusted for:

       . dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of Stilwell;

       . subdivisions, combinations or certain reclassifications of shares of our common stock;

       . distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of the record date for such distribution at less than the sale price at the time; and

       . distributions to all holders of our shares of common stock of our assets (including shares of capital stock of a subsidiary or equity investment of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted. In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, Stilwell will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until Stilwell announces that such distribution will not take place.

      No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

      The indenture permits us to increase the conversion rate from time to time.

      Prior to the distribution of separate certificates representing the rights issued pursuant to our rights plan, any shares of our common stock issued upon conversion of the LYONs will be accompanied by a right to purchase, under certain circumstances, l/1000ths of a share of our Series A Preferred Stock. There will not be any adjustment to the conversion privilege or conversion rate as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights.

      In the event of

       . a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

       .  an increase in the conversion rate at our discretion,

the holders of LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

      Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such determination on our web site.

CONTINGENT INTEREST

      Subject to the accrual and record date provisions described below, we will pay contingent interest in cash to the holders of LYONs during any six-month period from May 1 to October 30 and from October 31 to April 30 commencing May 1, 2006 if the average market price of a LYON for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "--Redemption of LYONs at the Option of Stilwell" for some of these values. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

      The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (a) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (b) 0.0625% of such average market price of a LYON for the Applicable Five Trading Day Period referred to above.

      Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity, whether or not contingent interest is paid.

      Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

      The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

       . at least three such bids are not obtained by the bid solicitation agent, or

       . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

      Upon determination that LYON holders will be entitled to receive contingent interest that may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release which will also be posted on our web site.

      The indenture governing the LYONs provides that if we were to fail to obtain a credit rating that was equal to or higher than either Baa2 by Moody's or BBB by Standard & Poor's by September 27, 2001, then we would have been required to pay interest in cash to the holders of the LYONs at the rate of 0.50% of the original issue price of the LYONs per annum. On June 28, 2001, Standard & Poor's assigned an initial credit rating of "A" to the LYONs and, accordingly, these provisions in the indenture are no longer applicable.

REDEMPTION OF LYONS AT THE OPTION OF STILWELL

      No sinking fund is provided for the LYONs. Prior to April 30, 2006, the LYONs will not be redeemable at our option. Beginning on April 30, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder, even if the market price contingency described under "Conversion Rights" has not occurred, until the close of business on the second business day prior to the redemption date.

      The table below shows redemption prices of a LYON on April 30, 2006, at each April 30 thereafter prior to maturity and at maturity on April 30, 2031. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                            (3)
                                (1)           (2)        REDEMPTION
                               LYON     ACCRUED ORIGINAL   PRICE
            REDEMPTION DATE ISSUE PRICE  ISSUE DISCOUNT  (1) + (2)
            --------------- ----------- ---------------- ----------
               April 30:
                2006.......   $741.37       $ 37.91      $  779.28
                2007.......    741.37         45.73         787.10
                2008.......    741.37         53.62         794.99
                2009.......    741.37         61.59         802.96
                2010.......    741.37         69.64         811.01
                2011.......    741.37         77.77         819.14
                2012.......    741.37         85.98         827.35
                2013.......    741.37         94.27         835.64
                2014.......    741.37        102.65         844.02
                2015.......    741.37        111.11         852.48
                2016.......    741.37        119.66         861.03
                2017.......    741.37        128.29         869.66
                2018.......    741.37        137.01         878.38
                2019.......    741.37        145.81         887.18
                2020.......    741.37        154.71         896.08
                2021.......    741.37        163.69         905.06
                2022.......    741.37        172.76         914.14
                2023.......    741.37        181.93         923.30
                2024.......    741.37        191.18         932.56
                2025.......    741.37        200.53         941.90
                2026.......    741.37        209.98         951.35
                2027.......    741.37        219.51         960.88
                2028.......    741.37        229.15         970.52
                2029.......    741.37        238.88         980.25
                2030.......    741.37        248.70         990.07
                2031.......    741.37        258.63       1,000.00

      If converted to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to but not including the redemption date. However, in no event will we have the option to redeem the LYONs or notes prior to April 30, 2006. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

      In addition to the redemption prices payable with respect to all LYONs redeemed, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash, on the redemption date.

      If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS BY STILWELL AT THE OPTION OF THE HOLDER

      On April 30, 2002, April 30, 2004, April 30, 2006, April 30, 2011, April
30, 2016, April 30, 2021 and April 30, 2026, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice and LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.
      The purchase price of a LYON will be:

       .  $748.80 per LYON on April 30, 2002;

       .  $763.89 per LYON on April 30, 2004;

       .  $779.28 per LYON on April 30, 2006;

       .  $819.14 per LYON on April 30, 2011;

       .  $861.03 per LYON on April 30, 2016;

       .  $905.06 per LYON on April 30, 2021; and

       .  $951.35 per LYON on April 30, 2026.

      These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      In addition to the purchase price payable with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs in cash.

      If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

       . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

       . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

       . the procedures that holders must follow to require us to purchase their LYONs.

      The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

       . the certificate numbers of the holder's LYONs to be delivered for purchase;

       . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

       . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

       . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1)to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

          (2)to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

      If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

       .  the principal amount at maturity being withdrawn;

       .  the certificate numbers of the LYONs being withdrawn; and

       . the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

      The "market price" means the average of the sale prices of the common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five-trading-day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

      The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

      Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will publish such information on our web site.

      In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

       . listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

       . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

       . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will:

       . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

       .  file Schedule TO or any other required schedule under the Exchange
          Act.

      Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid semiannual and contingent interest, if any, for the LYON will be made promptly following the later of the purchase date and the time of delivery of the LYON.

      If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

      Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

      No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY STILWELL AT THE OPTION OF THE HOLDER

      In the event of any change in control, as defined below, occurring on or prior to April 30, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price of such LYON plus the accrued original issue discount to the date of purchase.

      We will be required to purchase the LYONs as of the date that is no later than 35 business days after the occurrence of such change in control (a "change in control purchase date").

      If prior to a change in control purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

      In addition to the change in control purchase price with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs in cash.

      Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

       .  the events causing a change in control;

       .  the date of such change in control;

       .  the change in control purchase price;

       .  the change in control purchase date;

       .  the name and address of the paying agent and the conversion agent;

       .  the conversion rate and any adjustments to the conversion rate;

       . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

       .  the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

       .  the certificate numbers of the LYONs to be delivered by the holder;

       . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

       . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

       .  the principal amount at maturity being withdrawn;

       .  the certificate numbers of the LYONs being withdrawn; and

       . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price plus accrued and unpaid semiannual and contingent interest, if any, for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

      If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

      Under the indenture, a "change in control" of Stilwell is deemed to have occurred at such time as:

       . any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a
          Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of Stilwell's common stock or other capital stock into which Stilwell's common stock is reclassified or changed, with certain exceptions; or

       . there shall be consummated any share exchange, consolidation or merger of Stilwell pursuant to which Stilwell's common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Stilwell in which the holders of Stilwell's common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

      The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

       . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

       .  file Schedule TO or any other required schedule under the Exchange
          Act.

      The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Stilwell. The change in control purchase feature, however, is not part of a plan by management to adopt a series of antitakeover provisions nor is it the result of our knowledge of any specific effort:

       .  to accumulate shares of our common stock; or

       . to obtain control of Stilwell by means of a merger, tender offer, solicitation or otherwise.

      Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch, Pierce, Fenner & Smith Incorporated and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      No LYONs may be purchased by Stilwell at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

      From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 1.00% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

      Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of April 30 and October 30 of each year to holders of record at the close of business on April 15 or October 15 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and no future contingent interest payments will be made. However, other cash interest may be payable as a result of a failure to timely file or make effective a shelf registration statement. There will be no changes in the holder's conversion rights.

      A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

       . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

       . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken on or after the date of this prospectus, there is more than an insubstantial risk that amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations" (including tax original issue discount and contingent interest, if any) either:

(1) wouldnot be deductible on a current accrual basis, or

(2) wouldnot be deductible under any other method,

in either case in whole or in part, by Stilwell (by reason of deferral, disallowance or otherwise) for United States federal income tax purposes.

      If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

       . deduct, on a current accrual basis, amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations," including tax original issue discount and contingent interest, if any, or

       . deduct such amounts under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

      The modification of the terms of the LYONs by us upon a Tax Event as described above would alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Considerations."

MERGER AND SALES OF ASSETS BY STILWELL

      The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

       . the resulting, surviving or transferee person (if other than Stilwell) were organized and existing under the laws of the United States, any state thereof or the District of Columbia;

       . such person assumes all obligations of Stilwell under the LYONs and the indenture; and

       . Stilwell or such successor person would not immediately thereafter be in default under the indenture.

      Upon the assumption of the obligations of Stilwell by such a person in such circumstances, subject to certain exceptions, Stilwell would be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to April 30, 2006 could constitute a change in control of Stilwell permitting each holder to require Stilwell to purchase the LYONs of such holder as described above.

EVENTS OF DEFAULT

      The following are events of default for the LYONs:

       . default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

       . default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event or a failure to obtain a rating on the LYONs as described above under "--Contingent Rating", which default, in any such case, continues for 30 days;

       . failure by Stilwell to comply with any of its other agreements in respect of the LYONs or the indenture upon receipt by Stilwell of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Stilwell's failure to cure (or obtain a waiver of) such default within 60 days after receipt by Stilwell of such notice;

       . (A) failure by Stilwell to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Stilwell for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness"), in an amount in excess of $10,000,000 and continuance of such failure, or
          (B) the acceleration of Indebtedness in an amount in excess of $10,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in the case of (A) or (B) above, for a period of 30 days after receipt by Stilwell of written notice of such default from the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

       . certain events of bankruptcy or insolvency affecting Stilwell or certain of its subsidiaries.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including semiannual interest and contingent interest, if any) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Stilwell, the issue price of the LYONs and any accrued and unpaid interest (including semiannual interest and contingent interest, if any) through the occurrence of such event shall automatically become and be immediately due and payable.

MODIFICATION

      We and the trustee may modify or amend the indenture or the terms of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of the holders of each outstanding LYON, we may not:

       . alter the manner of calculation or rate of accrual of, or otherwise adversely affect the rights of holders of LYONs to receive, original issue discount or interest (including semiannual or contingent interest) on any LYON or extend the time of payment of original issue discount or interest;

       . make any LYON payable in money or securities other than that stated in the LYON;

       .  extend the stated maturity of any LYON;

       . reduce the principal amount at maturity, issue price, restated principal amount, redemption price, purchase price or change in control purchase price with respect to any LYON;

       . make any change that adversely affects the right of a holder to convert any LYON;

       . make any change that adversely affects the right to require us to purchase a LYON;

       . impair the right to convert or receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

       . change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of LYONs, we and the trustee may modify or amend the indenture or the terms of the LYONs for any of the following purposes:

       . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

       . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

       .  to secure our obligations in respect of the LYONs and the indenture;

       . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

       . to cure any ambiguity, omission, defect or inconsistency in the indenture; or

       . to make any change that does not adversely affect the rights of any holders of LYONs.

      We may not modify or amend the indenture or the terms of the LYONs pursuant to the second, third, fourth or fifth bullets of the preceding paragraph without the consent of the holders of a majority in principal amount at maturity of the LYONs, if such modification or amendment materially and adversely affects the interests of the holders of the LYONs.

      The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

       . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

       . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid semiannual interest or contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

      Stilwell may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, as applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Stilwell.

CALCULATIONS IN RESPECT OF LYONS

      We are responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

      If a bankruptcy proceeding is commenced in respect of Stilwell, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus contingent interest and semiannual interest, if any, accrued after a Tax Event. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of Stilwell's subsidiaries.

INFORMATION CONCERNING THE TRUSTEE

      The Chase Manhattan Bank is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

GOVERNING LAW

      The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

      This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions in effect as of the effective date of the registration statement of which this prospectus is a part, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

      We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

       . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

       . the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

       . U.S. Holders (as defined below) who hold the LYONs whose functional currency is not the United States dollar;

       . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

       . any United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

      Accordingly, investors in LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

      A U.S. Holder is a beneficial owner of the LYONs who or which is:

       .  a citizen or individual resident of the United States, as defined in
          Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

       . a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

       . an estate if its income is subject to United States federal income taxation regardless of its source; or

       . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of LYONs other than a U.S. Holder.

      No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and the IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND OUR COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

      It is the opinion of special tax counsel, Shearman & Sterling, that the LYONs are treated as indebtedness for United States federal income tax purposes and that the LYONs are subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. The remainder of this discussion assumes such treatment for United States federal income tax purposes.

ACCRUAL OF INTEREST ON THE LYONS

      Pursuant to the CPDI regulations, a U.S. Holder of the LYONs is required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

            (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

            (2) divided by the number of days in the accrual period; and

            (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

      A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

      Shearman & Sterling, special tax counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 7.51%, compounded semiannually.

      The CPDI regulations require that we make available to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates
for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

      The comparable yield and the schedule of projected payments are set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Stilwell Financial Inc., 920 Main Street, 21st Floor, Kansas City, MO 64105, Attention: Gwen Royle.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR
REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

      If, during any taxable year, a U.S. Holder were to receive actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder would incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder would treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

      If, during any taxable year, a U.S. Holder were to receive actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder would incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment would (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      If a U.S. Holder were to purchase a LYON at a discount or premium to the adjusted issue price, the discount would be treated as a positive adjustment under the CPDI regulations and the premium would be treated as a negative adjustment under the CPDI regulations. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYON by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYON pro rata with the accruals of original issue discount at the comparable yield. U.S. Holders should consult their own tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

      Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a payment under the CPDI regulations. Under this treatment, conversion or such a redemption also would result in taxable gain or loss to the U.S. Holder. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments.

      The amount of gain or loss on a taxable sale, exchange, conversion or redemption would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the LYONs (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

      A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the LYONs.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

TREATMENT OF NON-U.S. HOLDERS

      Absent further guidance from the IRS, we intend to treat payments of contingent interest made to Non-U.S. Holders as subject to United States withholding tax. Therefore, we intend to withhold on such payments at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

      All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, PROVIDED that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership,
(ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and
(iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYON certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

      If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

      Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax (currently at the rate of 31%) if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

TAX EVENT

      The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Note Upon Tax Event," would alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                           SELLING SECURITY HOLDERS

      We originally issued the LYONs in a private placement in April 2001. The LYONs were resold by the initial purchaser of the LYONs to qualified institutional buyers under Rule 144A under the Securities Act. Selling security holders may offer and sell the LYONs and the underlying common stock pursuant to this prospectus.

      The following table sets forth information as of July 12, 2001 about the principal amount at maturity of LYONs and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.

                                    PRINCIPAL AMOUNT
                                     AT MATURITY OF
                                         LYONS                   NUMBER OF SHARES
                                      BENEFICIALLY   PERCENTAGE  OF COMMON STOCK  PERCENTAGE OF
                                     OWNED THAT MAY   OF LYONS     THAT MAY BE     COMMON STOCK
NAME AND ADDRESS:                       BE SOLD      OUTSTANDING     SOLD(1)      OUTSTANDING(2)
-----------------                   ---------------- ----------- ---------------- --------------
Allstate Life Insurance Company....   $  1,300,000        *             22,301           *
3075 Sanders Road, Ste. G6B
Northbrook, IL 60062

First Union National Bank..........   $ 76,500,000       8.22%       1,312,312           *
8739 Research Drive
Charlotte, NC 28262-0675

JMG Capital Partners LP............   $ 23,750,000       2.55%         407,417           *
1999 Ave. of the Stars, Ste. 2530
Los Angeles, CA 90067

JMG Triton Offshore Fund Ltd.......   $ 13,750,000       1.48%         235,873           *
1999 Ave. of the Stars, Ste. 2530
Los Angeles, CA 90067

Tokai Asia Limited.................   $  5,000,000        *             85,772           *
28th Floor, Alexandra House
16-20 Chater Rd.
Hong Kong

TQA Master Fund, Ltd...............   $  2,000,000        *             34,309           *
405 Lexington Ave. 45th Floor
New York, NY 10174

TQA Master Plus Fund, Ltd..........   $  2,500,000        *             42,886           *
405 Lexington Ave. 45th Floor
New York, NY 10174

Worldwide Transactions Ltd.........   $    215,000        *              3,688           *
48 Par La Ville Rd. Ste. 778
Hamilton, HMII
Bermuda

ZCM Asset Holding Company..........   $    250,000        *              4,289           *
One Chase Manhattan Plaza
New York, NY 10005

Zurich Institutional Benchmark.....   $    250,000        *              4,289           *
Master Fund Ltd.
One Chase Manhattan Plaza
New York, NY 10005

Any other holder of LYONs or
  future transferee, pledgee, donee
  or successor of any holder (3)(4)   $805,194,000      86.51%      13,812,618         6.29%
                                      ------------     ------       ----------         ----
Total..............................   $930,709,000     100.00%      15,965,754         7.27%
                                      ============     ======       ==========         ====

--------
*  Less than 1%
(1)Assumes conversion of all of the holder's LYONs at a conversion rate of
   17.1544 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs - Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.
(2)Calculated based on 219,559,642 shares of common stock outstanding as of June 30, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.
(3)Information about other selling security holders will be set forth in prospectus supplements, if required.
(4)Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

      We prepared this table based on the information supplied to us by the selling security holders named in the table. The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information supplied to us will be set forth in prospectus supplements.

      Because the selling security holders may offer all or some of their LYONs or the underlying common stock from time to time, we cannot estimate the amount of the LYONs or the underlying common stock that will be held by the selling security holders upon the termination of any particular offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the LYONs and the underlying common stock offered by this prospectus. The LYONs and the underlying common stock may be sold from time to time to purchasers:

       .  directly by the selling security holders; or

       . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the LYONs and the underlying common stock.

      The selling security holders and any such broker-dealers or agents who participate in the distribution of the LYONs and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the LYONs and the underlying common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions.

      The LYONs and the underlying common stock may be sold in one or more transactions at:

       .  fixed prices;

       .  prevailing market prices at the time of sale;

       .  varying prices determined at the time of sale; or

       .  negotiated prices.

      These sales may be effected in transactions:

       . on any national securities exchange or quotation service on which the LYONs and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

       .  in the over-the-counter market;

       . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

       .  through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

      In connection with the sales of the LYONs and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling security holders may also sell the LYONs and the underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that, in turn, may sell the LYONs and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the LYONs and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell LYONs or the underlying common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the LYONs and the underlying common stock by other means not described in this prospectus. Any LYONs or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      Our common stock trades on the New York Stock Exchange under the symbol "SV." We do not intend to apply for listing of the LYONs on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the LYONs.

      The selling security holders and any other persons participating in the distribution of the LYONs or underlying common stock will be subject to the provisions and rules under the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to bid for, purchase, or attempt to induce any person to bid for or purchase the LYONs or the underlying common stock for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability to engage in market-making activities with respect to the LYONs and the underlying common stock.

      Under the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling security holders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the LYONs and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

      The validity of the LYONs has been passed upon for Stilwell by Shearman & Sterling, New York, New York, counsel to Stilwell. The validity of the shares of Common Stock issuable upon conversion of the LYONs has been passed upon for Stilwell by Gwen E. Royle, Vice President - Legal and Corporate Secretary of Stilwell Financial Inc. Ms. Royle also owns shares and stock options in Stilwell.

                                    EXPERTS

      The financial statements of Stilwell and DST Systems, Inc. incorporated in this prospectus by reference to Stilwell's Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

----------------------------------------------------------------------------
----------------------------------------------------------------------------


                                 $930,709,000

                            STILWELL FINANCIAL INC.

                    LIQUID YIELD OPTION /TM/ NOTES DUE 2031
                             (ZERO COUPON--SENIOR)

                                      AND

              COMMON STOCK ISSUABLE UPON CONVERSION OF THE LYONS


----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee $176,254
Printing and engraving fees........................ $  8,000
Accountant's fees and expenses..................... $ 50,000
Legal fees and expenses............................ $ 50,000
Miscellaneous expenses............................. $  5,000
                                                    --------
   Total........................................... $289,254

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

      Stilwell has entered into indemnification agreements with its officers and directors. Such indemnification agreements are intended to supplement our officers' and directors' liability insurance and to provide our officers and directors with specific contractual assurance that the protection provided by our Amended and Restated Certificate of Incorporation will continue to be available regardless of, among other things, an amendment to our Certificate of Incorporation or a change in management or control of Stilwell. Such indemnification agreements provide for prompt indemnification to the fullest extent permitted by law and for the prompt advancement of expenses, including attorneys' fees and all other costs and expenses incurred in connection with any action, suit or proceeding in which the director or officer is a witness or other participant, or to which the director or officer is a party, by reason (in whole or in part) of service in such capacities. Such indemnification agreements provide a mechanism for court relief if indemnification or expense advances are denied or not received within the periods specified in such agreements. Indemnification and advancement of expenses are also provided with respect to a court proceeding initiated for a determination of rights under such indemnification agreements and for certain other matters.

      Our Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee, agent, trustee, committee member or representative of Stilwell (or is or was serving at the request of Stilwell as a director, officer, employee, agent, trustee, committee member or representative of any other entity, including service with respect to employee benefit plans) shall be indemnified and held harmless by Stilwell, to the full extent permitted by Delaware law, as in effect from time to time, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person acting in such capacity.

      Our Amended and Restated Certificate of Incorporation provides that the rights to indemnification and the payment of expenses provided thereby shall not be exclusive of any other right which any person may have or acquire under any statute, any provision of our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, agreement or otherwise. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.

      Our Amended and Restated Certificate of Incorporation provides that Stilwell will indemnify its directors for monetary damages to Stilwell and its stockholders for any breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS

 4.1 Indenture between Stilwell and The Chase Manhattan Bank dated as of April 30, 2001 (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended
     March 31, 2001).

 4.2 Registration Rights Agreement dated as of April 25, 2001 between Stilwell and Merrill Lynch & Co.
     (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the
     quarter ended March 31, 2001).

 4.3 Form of certificate representing Stilwell Financial Inc. common stock (incorporated by reference to
     Exhibit 4.1 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000, File No. 001-15253).

 4.4 Amended and Restated Certificate of Incorporation of Stilwell Financial Inc. (incorporated by reference to Exhibit 3.1.1 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000,
     File No. 001-15253).

 4.5 Amended and Restated Bylaws of Stilwell Financial Inc. (incorporated by reference to Exhibit 3.3 of
     Stilwell's Annual Report on Form 10-K, filed on March 30, 2001).

 4.6 Certificate of Designation establishing Stilwell's Series A Preferred Stock (incorporated by reference to Exhibit 3.1.2 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000,
     File No. 001-15253).

 4.7 Stockholders' Rights Agreement, dated as of June 14, 2000, between Stilwell Financial Inc. and UMB
     Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.1 of Stilwell's Registration
     Statement on Form 10, filed on June 15, 2000, File No. 001-15253).


 5.1 Opinion of Gwen E. Royle, Vice President - Legal and Corporate Secretary of Stilwell Financial Inc.

 5.2 Opinion of Shearman & Sterling.

 8.1 Opinion of Shearman & Sterling as to Certain United States Federal Income Tax Matters.

12   Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23.1 Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Gwen E. Royle, Vice President - Legal and Corporate Secretary of Stilwell Financial Inc.
     (included in Exhibit 5.1).

23.3 Consent of Shearman & Sterling (included in Exhibit 5.2 and Exhibit 8.1).

24   Power of Attorney (included on signature pages).

25   Statement of Eligibility of Trustee on Form T-1.


ITEM 17. UNDERTAKINGS

      a. The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3)
             of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events
             arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to
             the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs
             (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

      d. The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Kansas City, State of Missouri.

                                          STILWELL FINANCIAL INC.

                                          By:     /s/ LANDON H. ROWLAND

                                             -----------------------------------
                                     Name:Landon H. Rowland
                                  Title:  Chairman of the Board, President and
                                          Chief Executive Officer

Dated:  July 13, 2001

                               POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Daniel
P. Connealy and Gwen E. Royle, and each of them singly, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.


      SIGNATURE                          TITLE                        DATE
      ---------        -----                                          ----

/s/ LANDON H. ROWLAND  Chairman of the Board, President,          July 13, 2001
---------------------- Chief Executive Officer and Director.
  LANDON H. ROWLAND    (PRINCIPAL EXECUTIVE OFFICER)

/s/ DANNY R. CARPENTER Executive Vice President                   July 13, 2001
----------------------
  DANNY R. CARPENTER

/s/ DANIEL P. CONNEALY Vice President and Chief Financial Officer July 13, 2001
---------------------- (PRINCIPAL FINANCIAL OFFICER)
  DANIEL P. CONNEALY

/s/ JOSEPH D. MONELLO  Vice President of Development              July 13, 2001
----------------------
  JOSEPH D. MONELLO

  /s/ GWEN E. ROYLE    Vice President -- Legal and                July 13, 2001
---------------------- Corporate Secretary
    GWEN E. ROYLE

           SIGNATURE                      TITLE                   DATE
           ---------                      -----                   ----

    /s/ DOUGLAS E. NICKERSON Vice President and Controller    July 13, 2001
    ------------------------ (Principal Accounting Officer)
      DOUGLAS E. NICKERSON

    /s/ ANTHONY P. MCCARTHY  Vice President -- Administration July 13, 2001
    ------------------------
      ANTHONY P. MCCARTHY

        /s/ P. F. BALSER     Director                         July 13, 2001
    ------------------------
          P. F. BALSER

        /s/ J. E. BARNES     Director                         July 13, 2001
    ------------------------
          J. E. BARNES

       /s/ M. I. SOSLAND     Director                         July 13, 2001
    ------------------------
         M. I. SOSLAND

     /s/ LORD R. SKIDELSKY   Director                         July 13, 2001
    ------------------------
       LORD R. SKIDELSKY

                                 EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION
----------- -----------
    4.1     Indenture between Stilwell and The Chase Manhattan Bank dated as of April 30, 2001 (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 2001).

    4.2     Registration Rights Agreement dated as of April 25, 2001 between Stilwell and Merrill Lynch & Co.
            (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the
            quarter ended March 31, 2001).

    4.3     Form of certificate representing Stilwell Financial Inc. common stock (incorporated by reference to
            Exhibit 4.1 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000,
            File No. 001-15253).

    4.4     Amended and Restated Certificate of Incorporation of Stilwell Financial Inc. (incorporated by reference to Exhibit 3.1.1 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000,
            File No. 001-15253).

    4.5     Amended and Restated Bylaws of Stilwell Financial Inc. (incorporated by reference to Exhibit 3.3 of
            Stilwell's Annual Report on Form 10-K, filed on March 30, 2001).

    4.6     Certificate of Designation establishing Stilwell's Series A Preferred Stock (incorporated by reference to Exhibit 3.1.2 of Stilwell's Registration Statement on Form 10, filed on June 15, 2000,
            File No. 001-15253).

    4.7     Stockholders' Rights Agreement, dated as of June 14, 2000, between Stilwell Financial Inc. and
            UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.1 of Stilwell's
            Registration Statement on Form 10, filed on June 15, 2000, File No. 001-15253).

    5.1     Opinion of Gwen E. Royle, Vice President--Legal and Corporate Secretary of Stilwell Financial Inc.

    5.2     Opinion of Shearman & Sterling.

    8.1     Opinion of Shearman & Sterling as to Certain United States Federal Income Tax Matters.

     12     Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

   23.1     Consent of PricewaterhouseCoopers LLP.

   23.2     Consent of Gwen E. Royle, Vice President--Legal and Corporate Secretary of Stilwell Financial Inc.
            (included in Exhibit 5.1).

   23.3     Consent of Shearman & Sterling (included in Exhibit 5.2 and Exhibit 8.1).

     24     Power of Attorney (included on signature pages).

     25     Statement of Eligibility of Trustee on Form T-1.